Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

L Catterton Latin America Acquisition Corp

Greenwich, Connecticut

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated April 5, 2021, except for paragraphs discussing Fair Value of Financial Instruments and Derivative Financial Instruments in Note 2, and Notes 8 and 9, as to which the date is June 4, 2021, relating to the financial statements of L Catterton Latin America Acquisition Corp, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

McLean, Virginia

June 28, 2021